United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable.

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in the Registration Statements on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and STATS ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By: /s/ Tan Lay Koon
Name : Tan Lay Koon
Title : President & Chief Executive Officer Date : June 20, 2005

By: /s/ Michael G. Potter
Name : Michael G. Potter
Title : Chief Financial Officer Date : June 20, 2005

CORPORATE RELEASE

STATS CHIPPAC APPOINTS JANET T. TAYLOR AS GENERAL COUNSEL

Singapore and United States, June 20, 2005 – STATS ChipPAC Ltd. (“STATS ChipPAC” – NNM: STTS and SGX: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Janet T. Taylor as General Counsel.

Reporting directly to STATS ChipPAC’s President and Chief Executive Officer, Taylor will be accountable for all legal matters pertaining to STATS ChipPAC.

Taylor began her legal career in 1989 at Debevoise & Plimpton in New York City. In 1993 she joined LeBoeuf, Lamb Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. In 1999, she joined Norton Rose’s London office to assist in the establishment of its U.S. securities practice group. Taylor returned to Singapore in 2000 as a partner with Baker & McKenzie’s Singapore office until later that year when she moved with the other members of the U.S. securities practice group of Baker & McKenzie’s Singapore office to Sidley Austin Brown & Wood’s Singapore office where she remained until moving to Indonesia in 2002. Taylor most recently practiced as a foreign legal consultant with the Indonesian law firm of Kartini Muljadi & Rekan.

“I am extremely pleased to welcome Janet to STATS ChipPAC,” said Tan Lay Koon, STATS ChipPAC’s President and CEO. “Janet’s extensive experience in a wide variety of general corporate, commercial and securities matters of a cross-border nature will provide relevant strengths to the leadership team of STATS ChipPAC, as we position ourselves as one of the world’s leading and largest test and assembly providers. ”

Taylor was admitted to the Bar in New York, USA in 1990. She holds a J.D. from Harvard Law School, a B.A. (History) from University of Texas and a B.B.A. (Accounting) from Sam Houston University. Prior to attending Harvard Law School, Taylor practiced as a Certified Public Accountant in Texas.

About STATS ChipPAC Ltd.

STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company”— NNM: STTS and SGX: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

Singapore Contacts :

Elaine Ang
Manager, Investor Relations & Corporate Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : elaine.ang@statschippac.com

US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale – Executive Vice President
Tel (646) 536 7006
email:dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059